UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                              SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    79604V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)
           /X/  Rule 13d-1(c)
           / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G                             -2-


CUSIP No. 79604V105
--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Nomura Special Situations Investment Trust
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                 (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0.0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13G                            -3-


CUSIP No. 79604V105


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Long Drive Management Trust
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                (a) / /
                                                            (b) /X/

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0.0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          OO, IA

                                  SCHEDULE 13G                            -4-


Item 1(a). Name of Issuer:

           Samsonite Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:

           11200 East 45th Avenue, Denver, Colorado 80239

Item 2(a). Name of Person Filing:

           This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Act: (i) Nomura Special Situations Investment Trust, a Delaware business trust ("NSSIT"), with respect to the shares of common stock, par value $0.01 per share, (the "Shares") of Samsonite Corporation (the "Company") of which it was the beneficial owner through its ownership of (a) Shares,
           (b) shares of convertible Preferred Stock of the Company and
           (c) Warrants for the purchase of Shares and (ii) Long Drive Management Trust, a Delaware business trust ("Long Drive"), with respect to the Shares of which NSSIT was the beneficial owner. Long Drive, as investment adviser to NSSIT, may be deemed to be the beneficial holder of any Shares of which NSSIT is the beneficial holder. NSSIT and Long Drive shall be referred to collectively as the "Reporting Persons".

Item 2(b). Address of Principal Business Office:

           The Address of the Principal Business Office of each Reporting Person is:

           2 World Financial Center
           Building B, 22nd Floor
           New York, New York 10281-1198

Item 2(c). Citizenship:

           Each Reporting Person is a Delaware Business Trust

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           79604V105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

           This Item 3 is not applicable

                                  SCHEDULE 13G                            -5-


Item 4.  Ownership:

         Samsonite Corporation

         (a)      Amount beneficially owned by each Reporting Person:      0

         (b)      Percent of class:                                     0.0%

         (c)      Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:         0
                  (ii)   shared power to vote or to direct
                         the vote:                                         0
                  (iii)  sole power to dispose or to direct
                         the disposition of:                               0
                  (iv)   shared power to dispose or to direct
                         the disposition of:                               0

Item 5.  Ownership of Five Percent or Less of a Class:

         [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
         Person:

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certifications:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G                            -6-


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2005


                           NOMURA SPECIAL SITUATIONS INVESTMENT TRUST

                           By:      WILMINGTON TRUST COMPANY,
                                    not in its individual capacity but solely
                                    as Trustee


                                    By:  /s/ J. Luce
                                         --------------------------------
                                    Name:    Jennifer Luce
                                    Title:   Financial Services Officer


                           LONG DRIVE MANAGEMENT TRUST


                           By:  /s/ Stuart Simon
                                -----------------------------------------
                           Name:  Stuart Simon
                           Title: Managing Director

                                    EXHIBIT A


                             Joint Filing Agreement


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Samsonite Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 5, 2004.


                          NOMURA SPECIAL SITUATIONS INVESTMENT TRUST

                          By:      WILMINGTON TRUST COMPANY,
                                   not in its individual capacity but solely
                                   as Trustee


                                    By:  /s/  Jeanne M. Oller
                                         -------------------------------------
                                    Name:    Jeanne M. Oller
                                    Title:   Senior Financial Services
                                             Officer


                          LONG DRIVE MANAGEMENT TRUST


                          By:  /s/ Stuart Simon
                               -----------------------------------------------
                          Name:   Stuart Simon
                          Title:  Managing Director